
10015462

PALFINGER

082-34843

SUPPL

EINSCHREIBEN

U.S. Securities and
Exchange Comission
Office of Filings and Information Services

100 F Street, NE
USA - Washington , DC 20549


SEC MAIL PROCESSING
RECEIVED
MAR 3 0 2010
WASH, D.C. SECTION
193

10th. March 2010

Re: Rule 12g3-2(b) Exemption
PALFINGER AG; Franz.-Wolfram-Scherer-Straße 24, A-5101 Bergheim, Austria

Dear Sir or Madam ,

Attached please find our adhoc announcement of 10th. March 2010.

The exact information of registration can be taken from the attached copy print.

If any further information is needed from your side please feel free to contact me, and please let me know if sending this data by e-mail is requested.

PALFINGER AG
Anton Graf

F.W.Schererstraße 24-28
5101 Salzburg-Bergheim
Tel.: +43(0)662 4684 2275
Fax: +43(0)662 4684 109
mailto:a.graf@palfinger.com
http://www.palfinger.com

dw 4/2

-----BEGIN PRIVACY-ENHANCED MESSAGE-----
Proc-Type: 2001,MIC-CLEAR
Originator-Name: webmaster@www.sec.gov
Originator-Key-Asymmetric:
MFgwCgYEVQgBAQICAf8DSgAwRwJAW2sNKK9AVtBzYZmr6aGjlWyK3XmZv3dTINen
TWSM7vrzLADbmYQaionwg5sDW3P6oaM5D3tdezXMm7z1T+B+twIDAQAB
MIC-Info: RSA-MD5,RSA,
KskPua8vGVy+Qf7DeW9aHeIgBKzYyw2T/37xk7z3BeU2420/udo9hDeJkFKyGWve
1ucONb3jh7bqufmlNKuAhA==

<SEC-DOCUMENT>9999999997-06-017860.txt : 20060503
<SEC-HEADER>9999999997-06-017860.hdr.sgml : 20060503
<ACCEPTANCE-DATETIME>20060503101123
<PAPER>

ACCESSION NUMBER: 9999999997-06-017860
CONFORMED SUBMISSION TYPE: ARS
PUBLIC DOCUMENT COUNT: 1
CONFORMED PERIOD OF REPORT: 20051231
FILED AS OF DATE: 20060502
DATE AS OF CHANGE: 20060503
EFFECTIVENESS DATE: 20060502



SEC MAIL PROCESSING
RECEIVED
MAR 30 2010
WASH. D.C.
193
SECTION

FILER:

COMPANY DATA:
- COMPANY CONFORMED NAME: PALFINGER AG
- CENTRAL INDEX KEY: 0001310883
- STANDARD INDUSTRIAL CLASSIFICATION: UNKNOWN SIC - 8880 [8880]

FILING VALUES:
- FORM TYPE: ARS
- SEC ACT: 1934 Act
- SEC FILE NUMBER: 082-34843
- FILM NUMBER: 06013025

BUSINESS ADDRESS:
- STREET 1: FRANZ-WOLFRAM-SCHERER-STRABE24-28
- CITY: A-5101 BERGHEIM/SALZBURG
- STATE: C4
- ZIP: 00000

MAIL ADDRESS:
- STREET 1: FRANZ-WOLFRAM-SCHERER-STRABE24-28
- CITY: A-5101 BERGHEIM/SALZBURG
- STATE: C4
- ZIP: 00000

</SEC-HEADER>
<DOCUMENT>
<TYPE>ARS
<SEQUENCE>1
<FILENAME>9999999997-06-017860.paper
<DESCRIPTION>AUTO-GENERATED PAPER DOCUMENT
<TEXT>
This document was generated as part of a paper submission.
Please reference the Document Control Number 06013025 for access to the original
</TEXT>
</DOCUMENT>
</SEC-DOCUMENT>
-----END PRIVACY-ENHANCED MESSAGE-----



Adhoc - R E L E A S E

PALFINGER – Change of significant voting right thresholds

Company data:
Name: PALFINGER AG
F.-W.-Schererstrasse 24
5101 Bergheim, Salzburg
Austria


SEC MAIL PROCESSING
RECEIVED
MAR 30 2010
WASH., D.C.
193
SECTION

Person/company obliged to make the notification:
Name: Aviva plc
PO Box 89
Surrey Street
Norwich NR1 3DR
Great Britain

Bergheim, Salzburg, 10 March 2010

Yesterday PALFINGER AG (VSE: PAL) has been informed that the shareholding of Aviva plc and its subsidiary Delta Lloyd Asset Management NV in PALFINGER AG was increased to 1,804,011 shares or 5.049 percent of the outstanding shares as of 26 February 2010.

Under Austrian law a company needs to announce if the stake of a shareholder exceeds or falls below a specific level (e.g. 5 percent).

For further information please contact:
Hannes Roither, PALFINGER AG
Company spokesperson
Phone +43 662 46 84-2260
h.roither@palfinger.com

Both text and pictures are available for download in the press corner of our website at www.palfinger.com. An extensive database of press documents and pictures can also be found at the PALFINGER EXTRANET. Please register for this free service at http://extranet.palfinger.com



Adhoc - I N F O R M A T I O N

PALFINGER – Änderung wesentlicher Stimmrechtsschwellen


SEC MAIL PROCESSING
RECEIVED
MAR 3 0 2010
WASH. D.C.
193
SECTION

Angaben zum Emittenten:
Name: PALFINGER AG
F.-W.-Schererstraße 24
A 5101 Bergheim-Salzburg
Österreich

Angaben zum Mitteilungspflichtigen:
Name: Aviva plc
PO Box 89
Surrey Street
Norwich NR1 3DR
Great Britain

Bergheim/Salzburg, am 10. März 2010

Die PALFINGER AG (VSE: PAL) wurde gestern informiert, dass der Anteil von Aviva plc und ihrer Tochtergesellschaft Delta Lloyd Asset Management NV an der PALFINGER AG erhöht wurde und per 26.02.2010 1.804.011 Aktien oder 5,049 Prozent der ausgegebenen Aktien beträgt.

Nach österreichischem Recht ist ein Unternehmen zur Veröffentlichung verpflichtet, wenn der Anteil eines Aktionärs einen bestimmten Wert (z.B. 5 Prozent) über- oder unterschreitet.

Rückfragehinweis: Hannes Roither, PALFINGER AG
Konzernsprecher
Tel. +43 662 46 84-2260
h.roither@palfinger.com

Text und entsprechendes Bildmaterial stehen im Pressecorner unserer Internetseite www.palfinger.com zum Download zur Verfügung. Eine umfassende Bild- und Pressetextdatenbank bietet Ihnen außerdem das PALFINGER EXTRANET. Registrieren Sie sich für dieses kostenlose Service unter http://extranet.palfinger.com